3/6/03

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 6 2003 WASH, D.C. 155

SECURITIE ISSION

03014306

OMB APPROVAL

OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 28991

ANNUAL ... ORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STARR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET 38TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN VEGH 212-422-7161
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNATH & ROSENBERG P.C.
(Name — if individual, state last, first, middle name)

1140 AVE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN VEGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STARR SECURITIES INC., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MORTON LEVENTHAL
Notary Public, State of New York
No. 2323470
Qualified in New York County
Commission Expires May 31, 19 2005

Feb 27 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

Starr Securities, Inc.
60 Broad Street
New York, N.Y. 10004

Gentlemen:

We have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Starr Securities, Inc. as of December 31, 2002.

In connection therewith, we have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, and we have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In our opinion, the accompanying Financial Statements (Focus Report) present fairly the financial position of Starr Securities, Inc. as of December 31, 2002 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
February 24, 2003

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓ 16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: STARR SECURITIES, INC. [13]

SEC. FILE NO.: 8-28991 [14]

FIRM ID NO.: 13-3145333 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

60 BROAD STREET - 38TH Fl [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]

AND ENDING (MM/DD/YY): 12/31/02 [25]

NEW YORK [21] NY [22] 10004 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

MARTY UEGH [30] 312-422-7161 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT — OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [✓ 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓ 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the Feb day of 27. ~~19~~ 2003

Manual Signatures of:

1) X [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BERNATH & ROSENBERG PC 70

ADDRESS

1140 AVE OF THE AMERICAS 71 NY 72 NY 73 10004

Number and Street | City | State | Zip Code

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

BROKER OR DEALER

STARR SECURITIES, INC | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]

SEC FILE NO. 8-28991 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 235971	[200]			$ 235971	[750]
2. Receivables from brokers or dealers:						
A. Clearance account		[295]				
B. Other		[300]	$	[550]		[810]
3. Receivables from non-customers		[355]		[600]		[830]
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		[418]				
B. Debt securities		[419]				
C. Options		[420]				
D. Other securities		[424]				
E. Spot commodities		[430]				[850]
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		[440]	27,792	[610]	27,792	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]		[880]
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		[470]		[640]		[890]
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				[650]		
C. Contributed for use of the company, at market value				[660]		[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]		[670]		[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	26863	[680]	26863	[920]
11. Other assets		[535]	3502500	[735]	3502500	[930]
12. Total Assets	$ 235971	[540]	$ 3557155	[740]	$ 3793126	[940]

OMIT PENNIES

BROKER OR DEALER

STARR SECURITIES INC as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	199786	1205		1385	199786	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ____ 970						
2. Includes equity subordination (15c3-1(d)) of ...... $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of ...... $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 199786	1230	$	1450	$ 199786	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			133 333	1792
C. Additional paid-in capital				1793
D. Retained earnings			3460007	1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 3593340	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 3793126	1810

OMIT PENNIES

BROKER OR DEALER

STARR SECURITIES INC

as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	3593340	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				3593340	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	3593340	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 3557155	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	3557155)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	36185	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	36185	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STARR SECURITIES, INC as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 13386	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 13386	3760
14. Excess net capital (line 10 less 13)		$ 22879	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 16206	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 199786	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 199786	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 5.52	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART IIA

BROKER OR DEALER

STARR SECURITIES INC

For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 1576206	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	1576206	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	1167639	3949
c. Total gain (loss)	1167639	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	1884989	3995
9. Total revenue	$ 4628834	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			143384	4120
11. Other employee compensation and benefits			456057	4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense			6751	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			49294	4195
15. Other expenses			3667995	4100
16. Total expenses			$ 4323481	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 305353	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 305353	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(2148992)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

STARR SECURITIES INC

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 3229654	4240
A. Net income (loss)			305353	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$ 75000	4272)	75000	4270
2. Balance, end of period (from item 1800)			$ 3460007	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 400,000	4300
A. Increases		4310
B. Decreases	400,000	4320
4. Balance, end of period (from item 3520)	$ -0-	4330

OMIT PENNIES

BROKER OR DEALER

STARR SECURITIES, INC.

as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2) (A) - "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Fagenson & Co Inc [4335] X [4570]

D. (k) (3)-Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

Board of Directors
STARR SECURITIES, INC.
New York, N.Y.

We have examined the accompanying financial statements of STARR SECURITIES, INC. for the year ended December 31, 2002, and have issued our report thereon dated February 24, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company under Rule 17a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

.../..

Board of Directors
STARR SECURITIES, INC.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of STARR SECURITIES, INC. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
February 24, 2003

STARR SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

AUDITORS' REPORT

To the Stockholders and Board of Directors
STARR SECURITIES, INC.
New York, N.Y.

We have audited the accompanying statements of financial condition of **STARR SECURITIES, INC.** (incorporated in the State of New York), as of December 31, 2002 and 2001, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **STARR SECURITIES, INC.** as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG P.C.
Certified Public Accountants

New York, N.Y.
February 24, 2003

STARR SECURITIES, INC.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 235,971	$ 478,968
Cash Equivalents (Note 1)	0	3,008,185
Due from Broker (Note 2)	3,500,000	131,283
Prepaid Expenses and Other Receivables	0	92,779
Securities (Note 3)	0	1,690,500
	3,735,971	5,401,715
Fixes Assets: (Note 5)		
Condominium Apartment	0	640,000
Furniture, Fixtures and Equipment	301,510	301,510
	301,510	941,510
Less: Accumulated Depreciation	(274,647)	(357,229)
	26,863	584,281
Other Assets		
Security Deposit	2,500	5,416
Investments (Note 7)	27,792	27,792
	30,292	33,208
TOTAL ASSETS	$ 3,793,126	$ 6,019,204
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Expenses and Payroll Taxes	$ 199,786	$ 1,190,081
Loan Payable - Bank (Note 6)	0	148,955
Accrued Salaries	0	627,031
Securities Sold - Not Yet Purchased (Note 4)	0	232,500
Loans & Exchanges	0	24,422
	199,786	2,222,989
Other Liabilities		
Subordinated Loan Payable (Note 8)	0	400,000
Deferred Taxes Payable	0	33,228
	0	433,228
	199,786	2,656,217
Stockholders' Equity		
Capital Stock	133,333	133,333
Retained Earnings	3,460,007	3,229,654
Total Stockholder's Equity	3,593,340	3,362,987
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,793,126	$ 6,019,204

See Accountants' Report and Notes to Financial Statements

STARR SECURITIES, INC.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Commission Revenue	$ 1,576,206	$ 4,975,691
Profit on Securities Trading (Note 9)	1,167,639	5,397,348
Interest and Dividend Income	142,311	170,246
Other Income	1,742,678	50,703
Reserve for Loss		
Total Income	4,628,834	10,593,988
OPERATING EXPENSES		
Commissions	2,602,322	1,779,812
Salaries - Officers	143,384	2,605,791
Salaries - Other	456,057	3,106,211
Clearance Charges	135,021	544,857
Pension Expense	8,973	41,825
Professional Fees	158,178	87,529
Rent	26,364	121,962
Registration & Filing Fees	49,294	273,587
Telephone	12,447	56,059
Interest and Bank Charges	6,751	34,266
Travel Expenses	4,651	20,443
Office Expense	51,344	40,254
Insurance	32,302	152,974
Auto Expenses	5,492	76,290
Depreciation and Amortization	17,131	25,530
Miscellaneous Taxes	28,068	154,953
Advertising and Promotion	438,100	307,900
Reimbursed Business Expenses	48,069	7,006
Branch Office Expense	27,768	197,192
Miscellaneous Expense	977	(2)
Total Operating Expenses	4,252,693	9,634,439
Operating Income	376,141	959,549
Provision for Income Taxes (Note 10)	70,788	106,527
Net Income	305,353	853,022
Retained Earnings - Beginning of Year	3,229,654	3,026,632
Less:Shareholder Distributions (Note 14)	(75,000)	(650,000)
Retained Earnings - End of Year	$ 3,460,007	$ 3,229,654

See Accountants' Report and Notes to Financial Statements

STARR SECURITIES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 305,353	$ 853,022
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	17,131	25,530
Deferred income taxes	(33,228)	0
(Gain) loss on disposal of property	0	18,631
Securities	1,690,500	(1,690,500)
Due from Broker	(3,368,717)	3,002,812
Prepaid Expenses	92,779	(13,137)
Loans & Exchanges	(24,422)	0
Security Deposit	2,916	0
Accrued Expenses & Payroll Taxes	(990,295)	(2,139,079)
Accrued Salaries	(627,031)	413,352
Accrued Interest	0	(50,000)
Securities Sold-Not Yet Purchased	(232,500)	88,491
Total adjustments	(3,472,867)	(343,900)
Net cash provided (used) by operating activities	(3,167,514)	509,122
Cash flows from investing activities:		
Cash proceeds from the sale of property	540,287	0
Net cash provided (used) by investing activities	540,287	0
Cash flows from financing activities:		
Loan Payable Bank - repayments	(148,955)	0
Principal payments on long-term debt	(400,000)	(30,264)
Distributions to Shareholders	(75,000)	(650,000)
Net cash provided (used) by financing activities	(623,955)	(680,264)
Net increase (decrease) in cash and equivalents	(3,251,182)	(171,142)
Cash and equivalents, beginning	3,487,153	3,658,295
Cash and equivalents, ending	$ 235,971	$ 3,487,153

Supplemental disclosures of cash flow information:

Cash paid during the period for:

	2002	2001
Interest expense	6,751	84,266
Income taxes	94,344	38,216

See accountant's report and notes to financial statements

STARR SECURITIES, INC.
Notes to Financial Statements
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For financial statement purposes and income tax purposes, Starr Securities, Inc. (the "Company") records revenues and expenditures on the accrual basis of accounting.

Fixed Assets:
Fixed assets are depreciated using the accelerated and modified accelerated cost recovery methods for book and tax purposes. Generally, when fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in net income for the period.

Cash and Cash Equivalents:
The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2- DUE FROM BROKER

The Company's securities transactions are cleared through Fagenson & Co, and all the Company's trading accounts and customer's accounts are carried by Fagenson & Co which remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, in the middle of the following month.

NOTE 3 - SECURITIES

Securities consisting of marketable equity securities at quoted market values.

NOTE 4 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values.

NOTE 5 - FIXED ASSETS

Fixed assets consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Furniture & Fixtures	$101,302	$101,302	$ -0-
Equipment	129,429	129,429	-0-
Leasehold Improvements	29,033	29,033	-0-
Transportation Equipment	41,746	14,883	26,863
Total	$301,510	$274,647	$ 26,863

STARR SECURITIES, INC.
Notes to Financial Statements
December 31, 2002
(continued)

NOTE 6 - LOAN PAYABLE BANK

	2002	2001
Loan payable to Dime Savings Bank payable in monthly installments of $3,522.04 including interest at 7-1/4% secured by real estate due January 31, 2006.	$ -0-	$148,955

The real estate was sold in October 2002, and the mortgage paid off.

NOTE 7 - INVESTMENTS

Investments consist of equity interests in Port Tarpon Marina Associates valued at $ 27,792.

NOTE 8 - PROFIT ON TRADING

This amount includes unrealized losses on securities, as follows:

	December 31,	
	2002	2001
Securities	$ -0-	$(397,680)
Securities Sold Not Yet Purchased (Short Sales)	-0-	(13,500)
	$ -0-	$(411,180)

NOTE 9 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code as of January 1, 1989. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

Provision for income taxes consists of the following:

	December 31,	
	2002	2001
New York State Corporation Tax	$ 1,625	$ 9,050
New York City Corporation Tax	69,163	97,477
Total	$ 70,788	$106,527

STARR SECURITIES, INC.
Notes to Financial Statements
December 31, 2001
(continued)

NOTE 10 - INTERNAL CONTROL

No material inadequacies were found to exist.

NOTE 12 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following data has been excerpted from the Company's Focus Report for the year ended:

	December 31,	
	2002	2001
Net Capital	$36,185	$2,641,446
Required Net Capital	13,386	250,000
Excess Net Capital	22,879	2,391,446
Net Capital Ratio	.55 to 1	.76 to 1

NOTE 12 - RETIREMENT PLANS

Defined Benefit Pension Plan
The Company has a defined benefit pension plan which has been fully funded.

Accumulated plan benefits and net assets available for plan benefits for the plan year ended November 27, 1996, the most recent benefit information date, were, as follows:

Actuarial present value of accumulated plan benefits:

Vested	$ 956,545
Net assets available for plan benefit	$1,025,574

The weighted average assumed rate of return used in determining the actuarial present value of accumulated plan benefits was 8%

See Accountants' Report

NOTE 12 - RETIREMENT PLANS (Continued)

Defined Contribution Pension Plan

The Company adopted a defined contribution plan, effective January 1,1989 for the exclusive benefit of eligible employees and their beneficiaries. An employee is eligible for participation when the employee has completed one year (equivalent to a 12-month period with 1,000 hours or more) of service and is at least twenty-one (21) years old.

NOTE 13 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2002, the Company distributed to the shareholders from retained earnings, $75,000 for 2001 income taxes.

SUPPLEMENTARY INFORMATION

STARR SECURITIES, INC.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2002

Account	Per Unaudited	Per Audited	Difference	Explanation
Cash	$235,970	$235,971		Rounding
Investments	27,792	27,792		
Fixed Assets	32,304	26,863	(5,441)	Depreciation
Other Assets	3,565,512	3,502,500	(63,012)	Reclassification of prepaid expenses
	3,861,578	3,793,126	(68,452)	
Accrued Expenses	140,589	199,786	59,197	Accruals
	140,589	199,786	59,197	
Common Stock	133,333	133,333	-0-	
Retained Earnings	3,527,561	3,460,007	67,554	Adjusting Entries
Ownership Equity	3,660,894	3,593,340	67,554	
Non-Allowable Assets	3,565,512	3,557,155	(8,357)	Reclassification of prepaid expenses and depreciation
Net Capital	$95,382	$36,185	$(59,197)	Adjusting Entries